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                        June 7, 2023

       John Huemoeller
       President
       AXIM Biotechnologies, Inc.
       6191 Cornerstone Court, E. Suite 114
       San Diego, CA 92121

                                                        Re: AXIM
Biotechnologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 2, 2023
                                                            File No. 333-272390

       Dear John Huemoeller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              John Cleary